Exhibit 99.1

Envigado, February 26, 2025

CEO’S AND BOARD OF DIRECTORS’ MANAGEMENT REPORT FOR 2024

Almacenes Éxito S.A. (the “Company”), in accordance with the call to the ordinary meeting in person of the General Shareholders’ Meeting that was published on February 24, after the necessary processes and authorizations for such purpose, informs its shareholders and the market in general about the proposal to approve the CEO’S and Board of Directors’ Management Report for 2024 that will be submitted to the consideration of the General Shareholders’ Meeting, in the meeting to be held on Thursday, March 27, 2025 at 9:00 a.m., at the Company’s headquarters located in Envigado, Antioquia.

The respective report is attached below.

Envigado, February 26, 2025 CEO’S AND BOARD OF DIRECTORS’ MANAGEMENT REPORT FOR 2024 Almacenes Éxito S . A . (the “Company”), in accordance with the call to the ordinary meeting in person of the General Shareholders’ Meeting that was published on February 24 , after the necessary processes and authorizations for such purpose, informs its shareholders and the market in general about the proposal to approve the CEO’S and Board of Directors’ Management Report for 2024 that will be submitted to the consideration of the General Shareholders’ Meeting, in the meeting to be held on Thursday, March 27 , 2025 at 9 : 00 a . m . , at the Company’s headquarters located in Envigado, Antioquia . The respective report is attached below .

16

Ladies and Gentlemen Shareholders : In this Management Report, we record the main results of the year 2024 with the most relevant indicators in each of the countries where Grupo Éxito operates : Colombia, Uruguay, and Argentina, both separately and consolidated . It also covers the most significant matters in terms of sustainability, corporate governance and internal control, related party transactions, intellectual property, and regulatory compliance . The results expressed here are the consequence of rigorous work that has been developed with the different teams in the region to achieve an evolution of the company that allows it to improve its indicators, which we hope will be reflected in better returns for the shareholders who have believed in the company . Colombia - Grupo É \ ito During 2024 , the country’s economic activity showed a gradual recovery compared to 2023 , as a result of some macroeconomic measures that drove an improvement in the company’s results . Inflation in Colombia closed at 5 . 2% , while food inflation decreased from 5 . 0 % in 2023 to 3 . 3 % in 2024 . Meanwhile, the interest rates of the Banco de la República reached 9 . 5 % at the end of the year, allowing the non - food category to show slight signs of recovery from the third quarter of the year . By September 2024 , GDP grew by 2 . 0% ; the consumer confidence index in December ended at - 3 . 4 percentage points, achieving an increase of 13 . 9 percentage points compared to 2023 , and household consumption had an annual growth of 2 . 0% , showing signs of recovery after a period of almost two years . In this context, the following were the results of Grupo Éxito’s operations in Colombia . Revenues from operations in Colombia increased by 2 . 7 % compared to 2023 reaching COP $ 16 . 3 billion, representing 74 % of Grupo Éxito’s consolidated revenues . This result is the fruit of the strategies designed by the company to offer savings and assortment alternatives to its clients in the midst of a challenging environment ; the strong performance of the real estate business and the solid performance of omnichannel . At the end of 2024 , Grupo Éxito Colombia recorded an increase of 0 . 6 points ( 60 basis points) in market share in the same area . 17

Recurring EBITDA grew by 4 . 7 % and reached COP $ 1 . 2 billion, with a margin over revenues of 7 . 3% . This result was leveraged by the positive contribution of complementary businesses and a significant operational excellence program focused on logistical improvements, contract renegotiations, and structural adjustments that achieved an improvement in expense reduction of 46 basis points, showing a practically neutral growth compared to 2023 of + 0 . 1 % and being below the inflation levels reported in the country . This represented a significant advance towards a more efficient operation without affecting service levels . The positive performance of the fourth quarter (sales + 4 . 1 % and EBITDA + 30 . 5% ) drove the year’s results into positive territory . The company made significant progress in various commercial initiatives : Gradual unification of brands to consolidate operations around the Éxito and Carulla brands, two aspirational, leading, and emblematic brands that are in the hearts, minds, and preferences of Colombians, incorporating the best of the original brands into their proposal . The transition is being carried out gradually, with the premise of preserving the DNA of the brands, also considering the location of the stores, proximity, and customer knowledge . By the end of the year, 26 stores were intervened ( 16 conversions to the Carulla brand and 10 to Éxito), whose sales grew by 12 . 0% ; and the opening of two Éxito stores and one Carulla store . Increase in assortment in stores across all regions of the country, with more than 2 , 000 new references per store from over 80 brands, representing an increase of more than 30 % in the existing products on the shelves, which account for 5 . 1 % of sales in FMCG . Implementation of the main levers of the Éxito Wow and Carulla FreshMarket formats, for a total of 15 stores intervened during 2024 . A wide portfolio with High and Low promotional activations throughout the year and at the moments when customers need them the most . 18

Renewal of the cross - brand thematic days : “Martes del campo” (Field Tuesdays), with an increase in fruit and vegetable sales of more than 28 % compared to the same day before the strategy . “Miércoles de carnes frescas” (Fresh Meat Wednesdays), with an increase in beef, pork, chicken, and fish sales of more than 54 % compared to the same day before the strategy . “Viernes de celebración” (Celebration Fridays), offering special discounts in the liquor and snacks categories, with an increase in sales of more than 45 % compared to the same day before the strategy . Strengthening of products with “Precio Insuperable” (unbeatable Price) as a savings and relief alternative for Colombians, with a portfolio of more than 1 , 000 private label products and leading national brands, which saw a 14 . 0 % increase in sales, representing a 50 % increase in sales for the national brands participating in the strategy . Thanks to the implementation of various commercial strategies, the operation in Colombia gained 0 . 6 points in same - store market share, achieving growth in the main cities of the country such as Bogotá, Medellín, Barranquilla, and Cali, in both the food and non - food segments (according to Nielsen measurement) . During the fourth quarter of the year, the company was the number one retailer in market share growth . During 2024 , Grupo Éxito Colombia’s investment levels were consistent with its strategy and cash generation . We invested approximately COP $ 200 , 000 million, mainly allocated to store conversions to the Carulla and Éxito brands, as well as store maintenance and logistics . Omnichannel : omnichannel sales in Colombia reached COP $ 2 . 3 billion, with a 14 . 7 % share of total sales (compared to 14 . 1 % the previous year) and exceeding 23 million orders . Sales were driven by the performance of the food categories, which grew by 11% , achieving a 13 . 4 % share of the total sales of this category . 19

The performance of the Éxito and Carulla applications is highlighted, which exceeded COP $ 180 , 000 million in sales, growing by 27 % compared to 2023 and consolidating themselves as one of the major growth drivers . Regarding traffic monetization, the performance and contribution of the real estate business stand out with 33 assets and retail premises, totaling 807 , 843 m² of GLA and maintaining solid occupancy levels above 98% . The increased traffic favored the performance of tenants and the company’s rental income . Viva Malls was certified by ICONTEC as Carbon Neutral for the third consecutive year, thanks to its commitment to reducing greenhouse gas emissions and developing a mitigation and compensation strategy for them . Tuya, the financial business of Grupo Éxito Colombia, experienced a year of gradual recovery thanks to risk management to protect the fundamentals of the business and reduce its delinquency rate . Tuya reached 1 . 3 million credit cards and approximately COP $ 2 . 1 billion in portfolio . Puntos Colombia consolidated itself as the largest loyalty program in Colombia . During 2024 , its revenues grew by 10 . 6 % and EBITDA reported a rate of 6 . 3 % over revenues . Puntos Colombia reached more than 7 . 8 million customers with habeas data and has more than 4 , 900 allied brands . During 2024 , 42 , 306 million points were redeemed, 61 % of them in our allied brands . Viva Envigado is consolidated as the largest shopping and business center in Colombia with 159 , 000 m² of GLA, following the arrival of IKEA to this shopping center . The strategic location and connectivity with the city’s main roads made Viva Envigado the ideal place for IKEA to choose for its store . Additionally, Jardín Nómada was inaugurated, which with 5 , 000 m² of built area and 2 , 180 m² of commercial area, offers to the visitors 130 new coworking spaces, as well as places for enjoying gastronomy and social and family gatherings . 20

The company’s own brands remain fundamental to its commercial strategy . Thanks to them, Grupo Éxito can offer its customers exclusive, high - quality products at prices that fit different budgets . We highlight that, for the third consecutive year Moda Éxito’s own brands Arkitect, Bronzini, and People received the CO 2 CERO Sustainable Fashion certification in the Gold category . This recognition reaffirms Grupo Éxito’s commitment to sustainability and social responsibility, promoting fashion made by Colombian hands, generating local and dignified employment . Of the almost 22 million own - brand garments, 94 % were manufactured in Colombia, in 215 small companies that generated more than 10 , 700 direct jobs, 75 % was occupied by wommen . International operations The macroeconomic behavior of the other countries where Grupo Éxito operates presented significant challenges during 2024 . In the case of Argentina, a series of macroeconomic measures to reduce inflation ended up reflecting in lower consumption, directly impacting the operational result . Operations in Uruguay and Argentina accounted for 26 % of Grupo Éxito’s consolidated revenues . Uruguay – Grupo Disco Uruguay Inflation in 2024 closed at 5 . 5 % and managed to stay within the target range set by the Banco Central de Uruguay (BCU) throughout the year . According to the latest national accounts report from the BCU, economic activity in the third quarter of 2024 increased by 4 . 1 % compared to the previous year . At the end of the third quarter, the consumption advanced by 1 . 3% , with an increase in household spending of 0 . 8% . The company’s sales in Uruguay grew by 5 . 8 % compared to 2023 in local currency, above inflation . This result was driven by the strong commercial dynamism maintained throughout the year, as well as the contribution of the 33 stores under the Fresh Market model, which accounted for 60 % of sales in the country . On the other hand, omnichannel sales grew by 18 . 9 % compared to the previous year and now represent 3 . 0 % of sales . 21

The recurring EBITDA margin reached a rate of 11 . 4 % over revenues, improving by 76 basis points compared to the previous year, reflecting the good sales performance and an optimization in its gross margin by 58 basis points compared to 2023 . Among the main issues in the country, the expansion of the sales area in the Devoto Shangrilá stores in Ciudad de la Costa and the transformation of their commercial proposal into Fresh Market stand out, addressing the population growth in the area . The Disco de Parada 5 in Punta del Este also doubled its surface area, adapting to the increase in the permanent population in the country’s main resort . The celebration of the 25 th anniversary of the inauguration of Géant, the country’s first hypermarket, is also noteworthy, with a focus on the reinvention and renewal of the brand . During 2024 , the proposal was updated to align with new consumption trends, creating a space that integrates all solutions under one roof . Géant now offers the widest variety of assortment in the market, with an innovative, smart, and friendly design that meets customer needs, all while maintaining its competitive pricing and outstanding offers . Thanks to this relaunch, it achieved growth double the average of other formats . Argentina - Libertad Argentina began a process of stabilizing its macroeconomy in 2024 . The program implemented by the new administration has achieved good results in fiscal and inflation matters . Although the measures led to a slowdown in consumption, they allowed inflation to decrease from 211 % at the end of 2023 to 117 . 8 % at the end of 2024 . Libertad increased its revenues by 62 . 2 % in local currency in a contracting country environment, where sales were strongly impacted by the slowdown in consumption, which was partially offset by the good dynamics of the real estate business that reached occupancy levels of 94 . 6% . Recurring EBITDA stood at COP - $ 31 , 974 million, with a margin over revenues of - 2 . 1% . This result was negatively impacted by the slowdown in income levels and strong inflationary pressures on costs and expenses . 22

During 2024 , significant progress was made in the country’s strategy . The High and Low pricing strategy was implemented in all stores, and the assortment was expanded with an increase of more than 9 , 000 products, which allowed the out - of - stock rate to decrease from 56 % in January to 19 % in December 2024 , reflecting the commitment to offer a value strategy at competitive prices to customers . As a result of these strategies, more than 146 , 500 customers were recovered and more than 40 , 000 new customers were added in 2024 . Regarding the real estate business in Argentina, it closed the year with a positive net profit of approximately USD $ 6 million dollars, an occupancy rate of 94 . 6% , and a collection rate above 95% . Additionally, a growth and operational efficiency plan is being implemented, adding 6 , 500 m² of GLA, achieving a growth of 3 . 5 % compared to 2023 . At the same time, work is being done to maximize the profitability of the assets through value propositions for partners, incorporating third - party investments amounting to approximately USD $ 8 million dollars . Consolidated Financial Results Grupo Éxito’s consolidated revenues reached COP $ 21 . 9 billion, with a growth of 3 . 6 % and 6 . 0 % excluding exchange rate effects, which were leveraged by the strong performance of the operation in Uruguay, the resilient performance of retail in Colombia, and the positive result of the real estate business . These factors managed to offset a challenging context for the retail business in Argentina, especially affected by macroeconomic measures aimed at containing high inflation levels . The Group’s recurring EBITDA reached more than COP $ 1 . 6 billion, representing a margin of 7 . 4% , decreasing compared to the previous year ( - 0 . 9% ) and growing by 2 . 0 % excluding exchange rate effects . This result is mainly explained by the lower contribution from Argentina . Likewise, the net profit was COP $ 54 , 786 million, a result that was negatively affected by the recognition of the high inflationary effect in Argentina, the lower contribution due to the slowdown in consumption, inflationary pressures on costs/expenses, and exchange rate impacts, especially in the first half of the year ; Additionally, the result was impacted by higher non - recurring expenses explained by the restructuring process in Colombia . Consolidated net profit grew by 23% in the fourth quarter, generating a positive result for the year of COP $54,786 million . 23

Our gross cash position reached COP $ 0 . 9 billion, remaining at similar levels to the previous year, thanks to the action plans implemented to control spending, the work done on working capital, and the prioritization of investments made . Grupo Éxito closed 2024 with a healthy financial leverage level, reflecting the natural seasonality of the business and with a Gross Debt/EBITDA ratio that complies with the established financial covenants . For more information on the Financial Statements, we invite you to consult the Separate Financial Statements Sustainability Grupo Éxito Colombia’s Sustainability strategy is composed of six strategic challenges . Below are some of the most relevant results in this area during 2024 : Fundación Éxito, committed to its goal of contributing to the eradication of chronic malnutrition in Colombia by 2030 , benefited more than 68 , 000 children in 32 departments and 199 municipalities across the country through nutrition and complementary support programs . Additionally, it delivered more than 182 , 000 food packages to children and their families, contributing to better conditions for their physical and cognitive growth and development . Through our Cultivando Oportunidades program, 88 % of the fruits and vegetables we market came from national farmers, and 88 % of this purchase was made directly and without intermediaries . Nearly 94 % of the own - brand garments we market were made in Colombia, through 215 workshops that generated more than 10 , 700 jobs, 75 % of which are occupied by women . We invested close to COP $ 48 , 000 million in benefits for our employees in key areas such as health, education, housing and recreation, to name a few . Additionally, we trained more than 31 , 000 employees in various skills . In our operations, we collected 18 , 850 tons of recyclable material, in addition to 909 tons from our customers, reaching a total of 19 , 759 tons recycled . Additionally, the Viva Shopping Centers renewed their Carbon Neutral certification granted by ICONTEC, thanks to their management and commitment to sustainability . 24

Each of these achievements is the result of the joint effort of our employees, customers, partners and allies. For more information on these strategic challenges in sustainabilit y matter , we invite you to consult the Sustainabilit y Report Corporate Governance and Internal Control Grupo Éxito reaffirmed ethics as an essential pillar in its relationships with different stakeholders, promoting a culture of integrity and good governance . Transparent and open communication with its shareholders and investors is highlighted, along with the commitment to market information disclosure . The company defined its strategic risk profile considering political, economic, social, technological, environmental, and legal aspects, establishing measures to mitigate negative impacts, seize opportunities, and protect the its value . Additionally, the company conducted a quantitative and qualitative analysis of market risk to which it is exposed as a result of its investments and activities sensitive to market variations . For more details, see note 39 of the consolidated and separate financial statements . Risk management is a key part of the corporate strategy, aligned with internal and external factors to anticipate and respond effectively to possible events . Furthermore, its internal organizational control not only ensures regulatory compliance but also strengthens efficiency, information integrity, and decision - making, protecting the corporate reputation . The management certifies that the Internal Control System did not present deficiencies that prevented the proper recording, processing, summarizing, and/or presenting of financial information ; nor did it suffer significant frauds that affected its condition, quality, and integrity . The disclosure of financial information was verified and complied with current regulations, ensuring that the information as of December 31 was adequate and relevant, and did not have inaccuracies and/or errors that prevent knowing the true financial situation of the company . For more information on Corporate Governance and the company’s Internal Control System, we invite you to consult the Corporate Governance Report in the present periodic integrated year - end report . 25

Transactions between related parties The details of such transactions can be found in Note 9 of the Separate Financial Statements . Intellectual property and regulatory compliance The company has a portfolio of over 1 , 200 distinctive sign registrations in different classes of the International Nice Classification . The registrations are in 35 countries, of which more than 690 are in Colombia, including, among others, the Éxito and Carulla brands associated with the retail business ; Frescampo and Taeq, associated with the food business ; Arkitect, Bronzini and Finlandek, associated with the fashion, textile and home decoration industry . Additionally, a license has been granted to its subsidiary in Uruguay to use its textile brands in that country . As of December 31 , 2024 , there are no registered patents . In terms of intellectual property, compliance with applicable regulations for Colombia and other countries where there is a commercial presence was achieved ; the corresponding licenses for the use of distinctive signs and other copyrights for which the company is not the owner are also in place . Regarding copyright, it is reported that compliance with applicable regulations and the conditions defined in software license use contracts was achieved . In line with the corporate commitment to ensure the protection of personal data of all our stakeholders, develop proactive risk management associated with data management, and build a comprehensive program, the company has carried out activities aimed at complying with applicable regulations and implementing best practices in the field, with the principle of recognizing privacy and respecting the fundamental right of habeas data . Finally, it is reported that the free circulation of invoices issued by suppliers of goods or services has not been restricted in any way and that the company is not involved in investigations related to anti - competitive practices . 26

Closing messages Thanks to the commitment and effort of our work teams and suppliers, we are already seeing improvements in sales results and Grupo Éxito’s profitability . We trust that although these are not yet the results we need, we hope that the figures we see today for the last quarter of 2024 and the end of the year, will mark the path of a gradual and consistent recovery . We feel we are on the right track . At Grupo Éxito, we remain committed to an evolution that allows us to ensure the company’s sustainability today, in 50 , and in 100 years . This commitment drives us to transform the retail experience, dignify the lives of our communities, and adapt resiliently to market challenges . We are clear about the hard work ahead to achieve the goal of improving results, making a positive difference in Colombia, Uruguay, and Argentina, always keeping our eyes on our customers and the constant pursuit of the competitiveness of our businesses, the profitability of the operation, and thus contributing to the construction of a region with greater opportunities . The current challenges are an opportunity to be stronger, more innovative, and closer . The results achieved have been possible thanks to the work and commitment of more than 40 , 000 employees in Colombia, Uruguay, and Argentina, who day by day build this organization through admirable dedication . We are committed today, tomorrow, and always to continue building business in Colombia, Uruguay, and Argentina alongside our employees, customers, suppliers, and investors . Carlos Calleja Hakker Grupo É \ itos President 27